FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2002

EXHIBIT 11.01

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Earnings:

Net (loss) income available to common stock	$(4,489)	$955	$(4,571)	$(9,495)

Shares:

Weighted average common shares outstanding	27,862	27,856	27,859	27,841

Dilutive effect of stock options	0	0	0	0

Average diluted shares outstanding and equivalents	27,862	27,856	27,859	27,841

Basic earnings per common share:

Net (loss) income	$(0.16)	$0.03	$(0.16)	$(0.34)

Diluted earnings per common share:

Net (loss) income	$(0.16)	$0.03	$(0.16)	$(0.34)

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